UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 14, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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This report includes the media release and the slides for the presentation to investors in connection with the 4Q16 results.

CREDIT SUISSE GROUP AG Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com
February 14, 2017
Media Release
Credit Suisse Group announces 4Q16 and FY16 results
Strong asset inflows in 2016 with increased margins, highlighting the strength, diversification and scale of the Wealth Management platform. NNA of CHF 28.5 billion1 in 2016, with record AuM up 8% to CHF 734 billion1
IBCM delivers best fourth quarter revenue performance since 2012. Significant increase in transaction activity maintained across ECM and DCM in January 2017
Rightsizing of GM substantially completed with good momentum in 4Q16 and a strong start to the year in January 2017. GM franchise well positioned to capture future upside
Look-through CET1 ratio of 11.6% post-DOJ RMBS settlement (12.5%2 pre-settlement), an improvement of 140 bps compared to 3Q15 CET1 ratio of 10.2% reported at announcement of our new strategy in October 2015
Look-through CET1 leverage ratio of 3.3% post-DOJ RMBS settlement (3.5%3 pre-settlement), an improvement of 50 bps compared to 3Q15 CET1 leverage ratio of 2.8% reported at announcement of our new strategy in October 2015
Key business highlights
• 4Q16 reported PTL of CHF 1,903 million; FY16 reported PTL of CHF 1,966 million
• 4Q16 adjusted* PTI of CHF 171 million; FY16 adjusted* PTI of CHF 615 million
• 4Q16 and FY16 net loss attributable to shareholders of CHF 2,347 million and CHF 2,438 million, respectively
• FY16 net cost savings of CHF 1.9 billion4, resulting in adjusted* total operating expenses of CHF 19.4 billion measured at constant FX rates, or CHF 19.1 billion at actual FX rates; exceeded end-2016 target of below CHF 19.8 billion
• Substantial progress in reducing legacy assets within SRU, with RWA and leverage exposure both down 39%, in US dollars, at end-2016 compared to end-2015

Continued progress in core franchises
• Strong NNA of CHF 28.5 billion1, up 58% compared to FY15 at higher adjusted* gross margin of 114 bp, demonstrating the scale and diversification of our Wealth Management franchise. Record FY16 Wealth Management AuM of CHF 734 billion1, up 8% compared to FY15
• FY16 NNA comprised CHF 14.3 billion of assets from Emerging Europe, the Middle East and Africa (13% growth rate), CHF 14.6 billion from the APAC region (10% growth rate), including positive inflows of CHF 0.7 billion in 4Q16, and CHF 4.2 billion from Europe, including International Private Clients (4% growth rate). NNA in Switzerland and in Latin America were negative in 4Q16. This was primarily due to the proactive measures we took to reduce the number of EAMs we work with in Switzerland, and was also driven by outflows from regularization both in Latin America and Switzerland
• Our Wealth Management focused divisions of SUB, IWM and APAC have made good progress. Compared to FY15, adjusted* PTI in SUB rose 9% (excluding Swisscard5) and adjusted* PTI in IWM rose 9% in FY16. In APAC Wealth Management and connected activities6 pro-forma PTI increased 65% in FY16
• Strong IBCM performance; FY16 net revenues in US dollars up 8% year on year, with higher market share across key products7. 4Q16 adjusted* net revenues of USD 569 million represent our strongest fourth quarter since 2012; FY16 IBCM adjusted* PTI in US dollars increased 219% compared to FY15
• Rightsizing of GM substantially completed with FY16 adjusted* PTI of USD 284 million in a year of significant restructuring. Improved operating leverage with FY16 revenues of USD 5,575 million
Tidjane Thiam, Chief Executive Officer of Credit Suisse, stated: “2016 was the first full year of implementing our new strategy and it was a challenging and busy 12 months. Thanks to our strong client franchise and the dedication of our teams, we have made good progress on our key objectives.”
“We have significantly reduced our fixed operating cost base and increased our operating leverage. We have generated industry-leading net inflows at higher margins. We have achieved meaningful successes in advisory and underwriting, with strong increases in both market share and profitability.7 We have substantially completed the rightsizing of GM and the division was profitable for FY16, with good momentum in 4Q16.”
“We have reached an agreement with the US Department of Justice on the RMBS matter, thus removing a major source of uncertainty for our future.”
“We have significantly strengthened the Group’s capital ratio, increasing the look-through CET1 ratio by 140 bps8 to 11.6% post-DOJ RMBS settlement compared to the ratio reported when we announced our new strategy in October 2015. Our look-through CET1 ratio pre-settlement would have been 12.5%2.”
“Our teams have worked hard and made good progress during a challenging year: they achieved a positive finish to the year. Many of the positive trends that we observed in 4Q16 have continued into January 2017. We believe we are well positioned to continue to make progress with our restructuring program in 2017 and 2018, and to capture profitable growth opportunities across our franchises and geographies.”
“With global geopolitical uncertainty increasing, we believe that our Swiss heritage and identity will be an asset as we work hard to provide performance, stability and safety for our clients around the world.”

Changes to the Board of Directors
The Board of Directors of Credit Suisse Group AG is proposing Alexandre Zeller, as previously announced, and Andreas Gottschling for election as new non-executive Board members at the Annual General Meeting on April 28, 2017. Noreen Doyle and Jean Lanier, upon reaching the respective tenure limits, and Jassim Bin Hamad J.J. Al Thani will not stand for re-election. Chairman Urs Rohner and the other members of the Board of Directors are standing for re-election for a term of office of one year.
Regarding the nominations of Alexandre Zeller and Andreas Gottschling, Urs Rohner, Chairman of the Board of Directors of Credit Suisse Group, said: "Alexandre Zeller has an excellent track record in the financial services industry and a wealth of experience, particularly in our important Swiss home market. Andreas Gottschling has longstanding international experience, proven leadership skills and profound knowledge in risk management and regulatory capital issues. Alexandre Zeller and Andreas Gottschling both bring an enormous wealth of expertise to complement the Board of Directors in their respective areas."
Urs Rohner commented as follows on Noreen Doyle, Jean Lanier and Jassim Al Thani stepping down from the Board of Directors: "Upon reaching the respective tenure limits, Noreen Doyle and Jean Lanier will not stand for re-election, nor will Jassim Al Thani, who steps down after seven years on the Board. Credit Suisse is very grateful to Noreen Doyle, Jean Lanier and Jassim Al Thani for their personal contributions to the bank. It was a huge privilege for us to work with them on the Board of Directors during a crucial period for Credit Suisse. I am very happy that Noreen Doyle will continue to serve as Chair of Credit Suisse International and Credit Suisse Securities (Europe) Limited, our UK subsidiaries, and I wish all of them the very best in their future endeavors.”
Dividend
The Board of Directors will propose to shareholders at the Annual General Meeting on April 28, 2017, a distribution of CHF 0.70 per share out of reserves from capital contributions for the financial year 2016. The distribution will be free of Swiss withholding tax and will not be subject to income tax for Swiss resident individuals holding the shares as a private investment. The distribution will be payable in cash or, subject to any legal restrictions applicable in shareholders’ home jurisdictions, in new shares of Credit Suisse Group at the option of the shareholder.

Information for media
Media Relations, Credit Suisse
Tel: +41 844 33 88 44
e-mail: media.relations@credit-suisse.com
Information for investors
Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
e-mail: investor.relations@credit-suisse.com
The complete 4Q16 earnings release and results presentation slides are available for download from 07:00 CET today at: https://www.credit-suisse.com/results
Presentation of 4Q16 and FY16 results – Tuesday, February 14, 2017
Event	Analyst Call	Media conference
Time	08:15 Zurich 07:15 London 02:15 New York	10:00 Zurich 09:00 London 04:00 New York
Speakers	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer	Tidjane Thiam, Chief Executive Officer David Mathers, Chief Financial Officer
Language	The presentation will be held in English.	The presentation will be held in English. Simultaneous interpreting in German will be available.
Access via Telephone	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group quarterly results Please dial in 10 minutes before the start of the presentation.	+41 44 580 40 01 (Switzerland) +44 1452 565 510 (Europe) +1 866 389 9771 (US) Reference: Credit Suisse Group Media Call Please dial in 10 minutes before the start of the presentation.
Q&A Session	Opportunity to ask questions via the telephone conference.	Opportunity to ask questions via the telephone conference.
Playback	Replay available approximately one hour after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID: 56583629#	Replay available approximately two hours after the event: +41 44 580 34 56 (Switzerland) +44 1452 550 000 (Europe) +1 866 247 4222 (US) Conference ID English: 56619547# Conference ID German: 56653449#
The results of Credit Suisse Group comprise the results of our six reporting segments, including the Strategic Resolution Unit, and the Corporate Center. Core results exclude revenues and expenses from our Strategic Resolution Unit.
As we move ahead with the implementation of our strategy, it is important to measure the progress achieved by our underlying business performance in a consistent manner. To achieve this, we will focus our analyses on adjusted results.
Adjusted results referred to in this release are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for the purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. We will report quarterly on the same adjusted* basis for the Group, Core and divisional results until end-2018 to allow investors to monitor our progress in implementing our strategy, given the material restructuring charges we are likely to incur and other items which are not reflective of our underlying performance but are to be borne in the interim period. Tables in the appendix of this Media Release provide the detailed reconciliation between reported and adjusted results for the Group, Core businesses and the individual divisions.

Overview of Group Performance and Outlook
Material increase in operating leverage
In the first year of our three-year strategic plan, we significantly reduced our adjusted* fixed cost base with CHF 1.9 billion4 of net savings, exceeding our 2016 expense reduction target of CHF 1.4 billion. Our adjusted* total operating cost base has been reduced to CHF 19.4 billion measured at constant FX rates or CHF 19.1 billion measured at actual FX rates, placing us on track to deliver against our end-2018 target adjusted* operating cost base of below CHF 17 billion. Our focus on driving down costs, while maintaining investment in growth businesses and improving our control framework, has created positive operating leverage for our business going forward.
Profitable growth in Wealth Management
We have significantly strengthened our asset gathering capabilities and delivered profitable growth across our Wealth Management businesses. Net asset inflows increased 58% to CHF 28.5 billion1 in 2016 at improved margins. These results are largely the product of our focus on UHNWI and entrepreneur clients. AuM increased by CHF 53 billion in 2016, with balanced progress between mature markets and emerging markets. In 4Q16, we generated strong inflows of assets in the Middle East and Eastern Europe and Western Europe as well as in Asia Pacific. As a result of our continuing regularization efforts, we recorded 4Q16 outflows, mainly in Latin America and in Switzerland. We have also implemented selected exits among our EAMs in Switzerland, leading to outflows in addition to the usual end-of-year outflows in that market.
Strength in advisory and origination
IBCM delivered a strong performance, reflecting the quality of our advisory platform. FY16 net revenues in US dollars were up 8% year on year, with the Americas up 15% over that period, while the Street was down 7% and 3%7, respectively. Advisory revenues were up 11% year on year, significantly outperforming the Street7, which saw revenues decline 4%. Our teams advised on 6 of the 10 largest announced M&A transactions during the year.9
In 4Q16, IBCM delivered adjusted* PTI of USD 142 million and net revenues of USD 569 million, representing our strongest fourth quarter since 2012 and outperforming the Street7 in all of our key product areas. IBCM’s adjusted* return on regulatory capital10 for 4Q16 was 22%.
Benefits from GM restructuring starting to emerge
In a year of significant restructuring, GM remained profitable with adjusted* PTI of USD 284 million in FY16. In 4Q16, GM revenues were higher than in 4Q15, despite a 20% reduction in RWA in US dollars. With an annualized11 adjusted* cost base of less than USD 5.2 billion12 for 2016, we remain on track to reach our adjusted* target of less than USD 4.8 billion in costs and to generate an adjusted* return on regulatory capital10 of 10-15% by end-2018.
Our franchise in the Americas delivered an improved performance in 4Q16, underscoring the potential of our platform to capture future upside. The Credit franchise showed strong momentum with a 66% increase in net revenues in US dollars in 4Q16 compared to 4Q15. Our Cash Equities and Prime Services businesses in the Americas remained resilient, offset by continued muted client activity in EMEA, while revenues in Solutions were impacted by low levels of volatility in equity derivatives.

We believe we are well positioned to benefit from further collaboration opportunities across the bank and our improved operating leverage.
Continued progress in the SRU
Over the past 12 months, the SRU has made significant progress in disposing of legacy positions and de-risking, with RWA and leverage exposure down by USD 29 billion (39%) and USD 67 billion (39%), respectively. In FY16, adjusted* total operating expenses decreased by USD 1,093 million compared to FY15.
Resolution of key legal issue
In January 2017, we announced that we had reached a final settlement with the DOJ related to our legacy RMBS business – a business conducted through 2007. It was a key strategic objective to put this matter behind us. In 4Q16, we recorded a provision of approximately USD 2 billion in addition to our existing provisions of USD 550 million in connection with this matter, which were recorded in prior periods.
Strengthening our capital position
As of December 31, 2016, we reported a look-through CET1 ratio of 11.6%, up 140 bps compared to the 3Q15 CET1 ratio of 10.2% reported when we announced our new strategy in October 2015. Without taking into account the impact of the settlement with the DOJ regarding our legacy RMBS business, we would have reached our highest-ever look-through CET 1 ratio of 12.5%2. The RMBS settlement removed a major source of uncertainty for the bank.
Current trading and outlook
In January 2017, we have seen positive inflows across each of our Wealth Management businesses. In GM, the momentum from 4Q16 has continued into January with continued client activity levels across capital markets and trading, particularly in our Credit and Securitized Products businesses with revenues for the month up over 100% compared to January 2016, somewhat offset by lower trading volumes and volatility levels in equities. In IBCM, we have seen a busy calendar of transaction pricing across both ECM and DCM, with IBCM net revenues for the month of January up 90% compared to January 2016.
We believe we are well positioned to seize opportunities to grow our business profitability. We have delivered against a number of our key strategic objectives and remain focused on executing with discipline. We believe that we will create significant value for our shareholders over time.

Divisional summary
Swiss Universal Bank (SUB)
In 4Q16, SUB delivered year-on-year growth in adjusted* PTI for the fourth consecutive quarter – a good performance in a challenging Swiss market with negative interest rates. Adjusted* PTI of CHF 378 million increased 13% compared to 4Q15. Net revenues reflected stable NII and recurring commissions and fees, partially offset by lower transaction-based revenues compared to 4Q15, which included an extraordinary dividend from our ownership in SIX Group. Efficiency measures allowed us to generate savings and mitigate the costs of investing in regulatory, compliance and digitalization initiatives across the division. Adjusted* total operating expenses (excluding Swisscard5) decreased 4% compared to FY15. Credit provisions decreased by CHF 9 million and CHF 59 million compared to 4Q15 and FY15, respectively, reflecting the quality of our loan portfolio, an important characteristic of SUB. Adjusted* PTI (excluding Swisscard5) totaled CHF 1,738 million in FY16, up 9% from FY15. Adjusted* return on regulatory capital10 was 14% for FY16.
Credit Suisse (Schweiz) AG successfully started operations in November 2016, marking the delivery of a major project and the delivery of a central commitment to our regulator FINMA. Our preparations are on track for the planned partial IPO of Credit Suisse (Schweiz) AG13 in the second half of 2017, market conditions permitting and subject to the approval of the Board of Directors.
In Wealth Management, mandates penetration increased to 30% in 4Q16, an increase of 4 percentage points compared to 4Q15, driven by Credit Suisse Invest. Net asset outflows of CHF 3.5 billion in 4Q16 compared to outflows of CHF 2.9 billion in 4Q15, partly reflecting proactive measures to continuously improve our EAM network, leading to selected EAM exits. We also continued our efforts related to regularization. For FY16, asset inflows were CHF 2.1 billion, offset by further outflows from selected EAM exits and regularization of CHF 3.8 billion. AuM remained solid at CHF 242.9 billion, up 1% compared to FY15.
Our market-leading Corporate & Institutional Banking business delivered a strong quarter and a strong year. We retained our number one position in terms of announced M&A transactions14 and DCM15 deals in 2016. Total AuM in Corporate & Institutional Banking were CHF 288.6 billion, up 5% versus FY15. Our pipeline of business is strong and includes our advisory role in Johnson & Johnson’s announced USD 30 billion acquisition of the Swiss biotech firm Actelion Pharmaceuticals Ltd. Euromoney named us the ‘Best Investment Bank in Switzerland 2016’16 and International Financing Review the ‘Swiss Franc Bond House of the Year’17.
International Wealth Management (IWM)
IWM delivered a strong performance with 9% growth in adjusted* PTI to CHF 1,109 million in FY16, an increase in net revenues and record NNA in Wealth Management. IWM showed good momentum during the year and had a strong finish with 4Q16 adjusted* PTI of CHF 300 million. This 31% increase reflected higher NII, improved client activity and higher performance revenues compared to 4Q15. FY16 adjusted* total operating expenses remained stable, reflecting IWM’s success in self-funding investments in growth and in compliance and risk functions as a result of disciplined cost management. Adjusted* return on regulatory capital10 for the division improved to 23% for FY16.
In Wealth Management, we delivered a strong performance in 4Q16 with adjusted* net revenues of CHF 864 million, an increase of 8% compared to 4Q15. Adjusted* net revenues increased by CHF 104 million or 3% in 2016, with higher NII and, in 4Q16, higher client activity. AuM increased 12% to CHF 323.2 billion in FY16 with NNA of CHF 15.6 billion across emerging markets and Europe at a growth rate of 5%, or 7% before regularization outflows of CHF 5.7 billion, as a result of our proactive stance. Wealth Management was able to grow both AuM and the adjusted* gross margin, which improved by 3 bps to 110 bps in FY16. Adjusted* PTI was stable in 4Q16 and FY16, with higher expenses, mainly due to investments, offsetting higher revenues. Adjusted* PTI was up 15% compared to 4Q15 excluding an extraordinary dividend from SIX Group in 4Q15.

Asset Management reported strong adjusted* PTI of CHF 108 million and CHF 287 million in 4Q16 and FY16, up 177% and 54% compared to 4Q15 and FY15, respectively. Adjusted* total operating expenses decreased 9% in FY16, reflecting solid cost control during the year, while performance and placement revenues rose 27% and management fees increased 2%. NNA totaled CHF 5.6 billion in FY16, with net asset outflows in 4Q16, primarily reflecting emerging market money market outflows of CHF 3.5 billion.
Asia Pacific (APAC)
APAC delivered a strong performance in Wealth Management and connected activities6 in FY16 with pro-forma PTI of CHF 513 million, an increase of 65% year on year, and pro-forma return on regulatory capital10 of 23% in 2016.
We have an integrated approach to serving our clientele with our APAC Wealth Management business, our APAC underwriting and advisory business and our APAC Financing Group, all working closely together. We believe this approach was an important driver of the progress achieved in Wealth Management and connected activities6 in 2016.
Wealth Management generated record net revenues and record average AuM of CHF 171.6 billion in 4Q16, reflecting inflows of CHF 14.6 billion for FY16 and an annualized NNA growth rate of 10%. NNA were positive during 4Q16 at CHF 0.7 billion, despite the adverse impact of outflows due to regularization in 4Q16. Adjusted* gross margin improved by 15 bps compared to 4Q15 due to higher NII, recurring commissions and fees and transaction-based revenues, while adjusted* net margin increased by 8 bps. Credit Suisse was named the ‘Best Private Bank in Asia’ for the second year in succession and the third time overall by Asian Private Banker18.
Underwriting and advisory revenues increased 34% in US dollars compared to FY15 as a result of increased client activity. Credit Suisse is ranked number one in terms of share of wallet in Asia Pacific ex-Japan among international banks7.
The APAC Financing Group, set up in 2016, has been a key enabler to deliver an integrated approach to our core lending activities, resulting in a notable increase in deal flow across our key client segments in APAC.
Equity sales and trading revenues decreased 31% in FY16 compared to FY15 as they were adversely impacted by decreased client activity in Greater China. Fixed income sales and trading revenues remained resilient in FY16 despite significant declines in 4Q16.
APAC achieved adjusted* PTI of CHF 122 million in 4Q16 and of CHF 778 million in FY16. Adjusted* return on regulatory capital10 was 15% for FY16. Our Wealth Management and connected activities6 have had a very strong year and a very strong final quarter of 2016. Our focus on UHNWI and entrepreneurs has allowed us to grow both assets and margins in a challenging environment.
Investment Banking & Capital Markets (IBCM)
IBCM delivered a strong performance in FY16, reflecting excellent execution of our strategy presented in 2015, as evidenced by improved share of wallet across all key products and covered client segments7. Adjusted* PTI for FY16 was USD 297 million, up 219% compared to the prior year. Net revenues rose 8% year on year, driven by strong advisory and debt underwriting revenues, outperforming the Street7. Adjusted* total operating expenses decreased 5% compared to FY15, driven by cost discipline and the self-funding of growth investments.
In 4Q16, adjusted* PTI was USD 142 million and net revenues rose 36% compared to 4Q15 to USD 569 million, representing the strongest fourth quarter since 2012 and outperforming the Street7. Adjusted* return on regulatory capital10 increased to 12% in FY16.

Global advisory and underwriting19 revenues rose 9% compared to FY15, outperforming the industry-wide fee pool, which decreased 5%7. We have grown our market share of completed M&A transactions and have also achieved global top-5 market positions in Leverage Finance7 and ECM7 for 2016.
Global Markets (GM)
GM was profitable in a restructuring year with FY16 adjusted* PTI of USD 284 million, driven by a substantial reduction in costs and our ability to maintain leading market positions across our core franchises as we rightsized our business model. Adjusted* total operating expenses declined by USD 682 million compared to FY15.
In 4Q16, adjusted* PTI improved compared to 4Q15, reflecting more favorable market conditions and continued cost and capital discipline, highlighting the potential of the rightsized GM platform to capture future upside. Revenues improved across US leveraged finance trading and underwriting, securitized products and emerging markets businesses. In addition, excluding SMG, Equities revenues were resilient, as solid performance in Americas Cash Equities and Prime Services was offset by continued muted client activity in EMEA, and revenues in Solutions were impacted by low levels of volatility in equity derivatives.
GM ended 4Q16 with an annualized11 adjusted* operating cost base of less than USD 5.2 billion12, compared to USD 6.0 billion at end-2015. We are on track to achieve our end-2018 targets of less than USD 4.8 billion in costs and to generate an adjusted* return on regulatory capital10 of 10-15%. With increased capital efficiency and a reduced risk profile, we are operating at below our end-2016 RWA target of USD 60 billion and our USD 290 billion leverage exposure target.
Strategic Resolution Unit (SRU)
In 4Q16, the SRU continued to make significant progress in disposing of and de-risking legacy positions, with RWA and leverage exposure down by USD 11 billion and USD 16 billion, respectively, compared to 3Q16. RWA for derivative, loan and financing portfolios were reduced by 38% compared to 3Q16, through a broad range of transactions, including the sale of loan portfolios, and a large number of unwinds and compressions across macro and credit derivative products. Compared to FY15, RWA and leverage exposure both decreased by 39%, in US dollars, while the number of bilateral derivatives trades was reduced by 191,000 or 57%.
Compared to FY15, adjusted* total operating expenses decreased by USD 1,093 million or 41%, driven primarily by the exit from our US Private Banking onshore business and a reduced footprint in legacy investment banking businesses.
Adjusted* PTL of USD 516 million improved by USD 396 million compared to 4Q15. Exit costs were approximately 0.5% of RWA in 4Q16, which is below our revised long-term guidance of less than 3%. In 4Q16, we recorded a litigation provision of approximately USD 2 billion due to the settlement with the DOJ related to our legacy RMBS business. We aim to reduce the adjusted* full year PTI drag to approximately USD 800 million by end-2019.

Biographies of the proposed new non-executive Board members
Alexandre Zeller was appointed Chairman of the Board of Directors of Credit Suisse (Schweiz) AG as of October 1, 2016. Prior to that, he was Chairman of the Board of Directors of SIX Group from May 2013. After completing his studies at the University of Lausanne (Business Administration) and Harvard Business School in Boston (Advanced Management Program), he worked in International Operational Audit at Nestlé in Vevey from 1984 to 1987. He subsequently held various functions at Credit Suisse in Zurich until 2002, during which time he was appointed to the Executive Board of Private Banking Switzerland in 1999 and to the position of CEO Private Banking Switzerland in 2002. After working as CEO of Banque Cantonale Vaudoise in Lausanne from 2002 to 2008, he then moved to HSBC Private Bank (Suisse) in Geneva, where he worked until 2012 as the CEO, Country Manager Switzerland, and Regional CEO Global Private Banking EMEA. Since 2012, Alexandre Zeller has held mandates as a professional board member with various companies and foundations in Switzerland. Alexandre Zeller is a Swiss citizen and was born in 1961.
Andreas Gottschling was a member of the Management Board and Chief Risk Officer of Erste Group Bank AG, Vienna, from 2013 to 2016. From 2012 to 2013, he was a senior advisor in the risk practice at McKinsey & Company, Zurich. Prior to that, he was with Deutsche Bank in London and Frankfurt, as a member of the Risk Executive Committee and Divisional Board from 2005 to 2012, with additional responsibility as Global Head of Operational Risk from 2006 to 2010. From 2003 to 2005, he held the role of Head of Quant Research at LGT Capital Management in Pfäffikon. From 2000 to 2003, he was a consultant at Euroquants, Frankenthal, and a Professor of Finance at Washington State University, Washington. He started his career at Deutsche Bank Research in 1997. Prior to that he studied Mathematics and Economics at Albert-Ludwigs University of Freiburg and Harvard University, and holds a Master and a PhD in Economics from the University of California, San Diego. Andreas Gottschling is a German citizen and was born in 1967.

Footnotes
* Adjusted results are non-GAAP financial measures. For a reconciliation of the adjusted results to the most directly comparable US GAAP measures, see the Appendix of this media release for reconciliations of adjustment items.
1 Relating to Wealth Management in SUB, IWM and APAC.
2 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 billion and an increase in 4Q16 in operational risk RWA of approximately CHF 0.7 billion.
3 The look-through CET1 leverage ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 billion.
4 FY16 net cost savings represents the difference between FY15 ‘adjusted operating expenses at constant FX rates’ of CHF 21.2 billion and FY16 ‘adjusted operating expenses at constant FX rates’ of CHF 19.4 billion. ‘Adjusted operating expenses at constant FX rates’ include adjustments as made in all our disclosures for restructuring expenses (CHF 355 million in FY15 and CHF 539 million in FY16), major litigation expenses (CHF 820 million in FY15 and CHF 2,407 million in FY16) and a goodwill impairment taken in 4Q15 of CHF 3,797 million as well as adjustments for FX (CHF (318) million in FY15 and CHF (293) million in FY16).
5 Adjusted to exclude Swisscard net revenues of CHF 148 million and operating expenses of CHF 123 million for 2015 in SUB Wealth Management.
6 Includes contributions from APAC Wealth Management, APAC Underwriting and Advisory as well as Financing for activities with our UHNWI, Entrepreneurs and Corporate clients. Pro forma figures for Wealth Management and connected activities within APAC are based on preliminary estimates.
7 Source: Dealogic as of December 31, 2016.
8 Compared to 3Q15 CET1 ratio of 10.2% reported at the announcement of our new strategy in October 2015.
9 Source: Dealogic M&A Analytics as of January 3, 2016.
10 Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For GM and IBCM, return on regulatory capital is based on US dollars denominated numbers.
11 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results.
12 4Q16 annualized adjusted* cost base, which was below our previous estimate of USD 5.2 billion presented at Investor Day on December 7, 2016.
13 Scope of Credit Suisse (Schweiz) AG differs from SUB. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
14 Source: Thomson Securities, SDC Platinum, Credit Suisse.
15 Source: International Financial Review.
16 Source: Euromoney, July 2016.
17 Source: IFR Review of the Year 2016.
18 Source: Asian Private Banker – awards for distinction 2016.
19 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements.
Abbreviations
Asia Pacific – APAC; Asset under Management – AuM; basis point – bps; Common Equity Tier 1 – CET1; Debt Capital Markets – DCM; Equity Capital Markets – ECM; Europe, the Middle East and Africa – EMEA; External Asset Managers – EAM; Foreign Exchange – FX; Full Year – FY; Global Markets – GM; IFR – International Financial Review; Initial Public Offering – IPO; International Wealth Management – IWM; Investment Banking & Capital Markets – IBCM; Mergers and Acquisitions – M&A; Net Interest Income – NII; Net New Assets – NNA; Pre-tax income – PTI; Pre-tax loss – PTL; Relationship Managers – RMs; Residential Mortgage-Backed Securities – RMBS; Risk-weighted assets – RWA; Securities and Exchange Commission – SEC; Strategic Resolution Unit – SRU; Swiss Financial Market Supervisory Authority – FINMA; Swiss Universal Bank – SUB; Ultra-High-Net-Worth Individual – UHNWI; US Department of Justice – DOJ
Important information about the Swiss Universal Bank
The data presented in this media release relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group.
The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, for which a partial IPO is planned, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.
It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.

Important information about this Media Release
Information referenced in this Media Release, whether via website links or otherwise, is not incorporated into this Media Release.
“Adjusted operating expenses at constant FX rates” include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.
In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.
In preparing this media release, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout this media release may also be subject to rounding adjustments. In particular, pro forma figures for Wealth Management and connected activities within APAC are based on preliminary estimates.
This presentation contains certain unaudited interim financial information for the year-to-date 2017, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2017 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2017. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2017 will be included in our 1Q17 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 1Q17 or the full first quarter of 2017.
As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this media release.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.
Mandates penetration means advisory and discretionary mandates in private banking businesses as a percentage of the related AuM, excluding those from the external asset manager business.
When we refer to Wealth Management focused divisions throughout this Media Release, we mean APAC, IWM and SUB. References to the “Wealth Management” businesses in APAC, IWM and SUB refer to those divisions’ Private Banking businesses.
Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We intend to also use our Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac).
Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts is not a part of this Media Release.
In various tables, use of “-“ indicates not meaningful or not applicable.
A summary document containing a more detailed description of the option to receive the distribution in new shares will be made available to shareholders of Credit Suisse Group on or around March 24, 2017. The conditions for the exercise of the scrip alternative, including possible restrictions to its availability to some Credit Suisse Group shareholders, will be specified in such summary document. This Earnings Release does not constitute an offer to sell or an invitation to subscribe for, or the solicitation of an offer to buy or subscribe for, securities of Credit Suisse Group nor shall it (or any part of it) or the fact of its distribution form the basis of, or be relied on in connection with, any contract therefor. This Earnings Release does not constitute a prospectus within the meaning of any applicable law. Eligible shareholders should make their decision to receive a cash distribution or to receive new shares of Credit Suisse Group as part of the 2016 distribution solely based on the terms and conditions of the 2016 distribution and the additional information contained in the relevant documents, which will be available upon publication of the invitation to the 2017 Annual General Meeting. This Earnings Release does not constitute a recommendation to shareholders to elect to receive new shares of Credit Suisse Group as part of the 2016 distribution. Eligible shareholders are furthermore advised to consult their bank, tax or financial adviser before making any decision.

Selling restrictions
This document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws.
Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

Appendix
Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.
Key metrics
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Credit Suisse Group results (CHF million)
Net revenues	5,181	5,396	4,210	(4)	23	20,323	23,797	(15)
Provision for credit losses	75	55	133	36	(44)	252	324	(22)
Total operating expenses	7,009	5,119	10,518	37	(33)	22,037	25,895	(15)
Income/(loss) before taxes	(1,903)	222	(6,441)	–	(70)	(1,966)	(2,422)	(19)
Net income/(loss) attributable to shareholders	(2,347)	41	(5,828)	–	(60)	(2,438)	(2,944)	(17)
Assets under management and net new assets (CHF million)
Assets under management	1,252.5	1,255.2	1,214.1	(0.2)	3.2	1,252.5	1,214.1	3.2
Net new assets	(6.7)	11.9	2.1	–	–	27.8	46.9	(40.7)
Basel III regulatory capital and leverage statistics
CET1 ratio (%)	13.6	14.1	14.3	–	–	13.6	14.3	–
Look-through CET1 ratio (%)	11.6	12.0	11.4	–	–	11.6	11.4	–
Look-through CET1 leverage ratio (%)	3.3	3.4	3.3	–	–	3.3	3.3	–
Look-through tier 1 leverage ratio (%)	4.4	4.6	4.5	–	–	4.4	4.5	–

Credit Suisse and Core Results
	Core Results			Strategic Resolution Unit			Credit Suisse
in / end of	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Statements of operations (CHF million)
Net revenues	5,383	5,561	4,336	(202)	(165)	(126)	5,181	5,396	4,210
Provision for credit losses	47	50	33	28	5	100	75	55	133
Compensation and benefits	2,576	2,540	2,890	106	134	259	2,682	2,674	3,149
General and administrative expenses	1,630	1,464	2,168	2,254	514	640	3,884	1,978	2,808
Commission expenses	390	309	368	4	13	41	394	322	409
Goodwill impairment	0	0	3,797	0	0	0	0	0	3,797
Restructuring expenses	48	124	199	1	21	156	49	145	355
Total other operating expenses	2,068	1,897	6,532	2,259	548	837	4,327	2,445	7,369
Total operating expenses	4,644	4,437	9,422	2,365	682	1,096	7,009	5,119	10,518
Income/(loss) before taxes	692	1,074	(5,119)	(2,595)	(852)	(1,322)	(1,903)	222	(6,441)
Statement of operations metrics (%)
Return on regulatory capital	6.6	10.4	(49.0)	–	–	–	(16.0)	1.8	(50.7)
Balance sheet statistics (CHF million)
Total assets	739,536	729,130	719,982	80,297	77,581	100,823	819,833	806,711	820,805
Risk-weighted assets [1]	222,604	217,194	217,522	45,441	53,268	72,424	268,045	270,462	289,946
Leverage exposure [1]	844,995	833,736	819,084	105,768	115,008	168,544	950,763	948,744	987,628
1 Disclosed on a look-through basis.
Credit Suisse and Core Results
	Core Results		Strategic Resolution Unit			Credit Suisse
in / end of	2016	2015	2016		2015	2016	2015
Statements of operations (CHF million)
Net revenues	21,594	23,286	(1,271)		511	20,323	23,797
Provision for credit losses	141	187	111		137	252	324
Compensation and benefits	9,960	10,378	612		1,168	10,572	11,546
General and administrative expenses	6,180	7,035	3,290		1,539	9,470	8,574
Commission expenses	1,401	1,460	54		163	1,455	1,623
Goodwill impairment	0	3,797	0		0	0	3,797
Restructuring expenses	419	199	121		156	540	355
Total other operating expenses	8,000	12,491	3,465		1,858	11,465	14,349
Total operating expenses	17,960	22,869	4,077		3,026	22,037	25,895
Income/(loss) before taxes	3,493	230	(5,459)		(2,652)	(1,966)	(2,422)
Statement of operations metrics (%)
Return on regulatory capital	8.5	0.5	–	.	–	(4.1)	(4.5)

Reconciliation of adjusted results
	Core Results			Strategic Resolution Unit			Credit Suisse
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Reconciliation of adjusted results (CHF million)
Net revenues	5,383	5,561	4,336	(202)	(165)	(126)	5,181	5,396	4,210
Fair value on own debt	–	–	697	–	–	–	–	–	697
Real estate gains	(74)	(346)	(72)	(4)	0	0	(78)	(346)	(72)
(Gains)/losses on business sales	0	0	(34)	2	0	0	2	0	(34)
Adjusted net revenues	5,309	5,215	4,927	(204)	(165)	(126)	5,105	5,050	4,801
Provision for credit losses	47	50	33	28	5	100	75	55	133
Total operating expenses	4,644	4,437	9,422	2,365	682	1,096	7,009	5,119	10,518
Goodwill impairment	0	0	(3,797)	0	0	0	0	0	(3,797)
Restructuring expenses	(48)	(124)	(199)	(1)	(21)	(156)	(49)	(145)	(355)
Major litigation provisions	(26)	12	(309)	(2,075)	(318)	(255)	(2,101)	(306)	(564)
Adjusted total operating expenses	4,570	4,325	5,117	289	343	685	4,859	4,668	5,802
Income/(loss) before taxes	692	1,074	(5,119)	(2,595)	(852)	(1,322)	(1,903)	222	(6,441)
Total adjustments	0	(234)	4,896	2,074	339	411	2,074	105	5,307
Adjusted income/(loss) before taxes	692	840	(223)	(521)	(513)	(911)	171	327	(1,134)
Adjusted return on regulatory capital (%)	6.6	8.1	(2.1)	–	–	–	1.4	2.7	(8.9)
	Core Results		Strategic Resolution Unit		Credit Suisse
in	2016	2015	2016	2015	2016	2015
Reconciliation of adjusted results (CHF million)
Net revenues	21,594	23,286	(1,271)	511	20,323	23,797
Fair value on own debt	–	(298)	–	–	–	(298)
Real estate gains	(420)	(95)	(4)	0	(424)	(95)
(Gains)/losses on business sales	52	(34)	6	0	58	(34)
Adjusted net revenues	21,226	22,859	(1,269)	511	19,957	23,370
Provision for credit losses	141	187	111	137	252	324
Total operating expenses	17,960	22,869	4,077	3,026	22,037	25,895
Goodwill impairment	0	(3,797)	0	0	0	(3,797)
Restructuring expenses	(419)	(199)	(121)	(156)	(540)	(355)
Major litigation provisions	(14)	(530)	(2,393)	(290)	(2,407)	(820)
Adjusted total operating expenses	17,527	18,343	1,563	2,580	19,090	20,923
Income/(loss) before taxes	3,493	230	(5,459)	(2,652)	(1,966)	(2,422)
Total adjustments	65	4,099	2,516	446	2,581	4,545
Adjusted income/(loss) before taxes	3,558	4,329	(2,943)	(2,206)	615	2,123
Adjusted return on regulatory capital (%)	8.6	10.0	–	–	1.3	4.0
Adjusted return on regulatory capital is calculated using adjusted results, applying the same methodology used to calculate return on regulatory capital.

Swiss Universal Bank
	in / end of			% change		in / end of % change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Results (CHF million)
Net revenues	1,399	1,667	1,495	(16)	(6)	5,759	5,721	1
of which Private Banking	858	1,160	963	(26)	(11)	3,704	3,696	0
of which Corporate & Institutional Banking	541	507	532	7	2	2,055	2,025	1
Provision for credit losses	34	30	43	13	(21)	79	138	(43)
Total operating expenses	983	879	1,088	12	(10)	3,655	3,908	(6)
Income before taxes	382	758	364	(50)	5	2,025	1,675	21
of which Private Banking	194	544	165	(64)	18	1,194	875	36
of which Corporate & Institutional Banking	188	214	199	(12)	(6)	831	800	4
Metrics (%)
Return on regulatory capital	12.2	24.7	12.3	–	–	16.5	13.8	–
Cost/income ratio	70.3	52.7	72.8	–	–	63.5	68.3	–
Private Banking
Assets under management (CHF billion)	242.9	244.5	241.0	(0.7)	0.8	242.9	241.0	0.8
Net new assets (CHF billion)	(3.5)	0.2	(2.9)	–	–	(1.7)	3.2	–
Gross margin (annualized) (bp)	141	191	159	–	–	154	148	–
Net margin (annualized) (bp)	32	89	27	–	–	50	35	–
Corporate & Institutional Banking
Assets under management (CHF billion)	288.6	284.6	275.8	1.4	4.6	288.6	275.8	4.6
Net new assets (CHF billion)	2.5	(1.2)	4.2	–	–	4.3	10.6	–

Reconciliation of adjusted results
	Private Banking			Corporate & Institutional Banking			Swiss Universal Bank
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Adjusted results (CHF million)
Net revenues	858	1,160	963	541	507	532	1,399	1,667	1,495
Real estate gains	(20)	(346)	(72)	0	0	0	(20)	(346)	(72)
Gains on business sales	0	0	(10)	0	0	(13)	0	0	(23)
Adjusted net revenues	838	814	881	541	507	519	1,379	1,321	1,400
Provision for credit losses	10	13	14	24	17	29	34	30	43
Total operating expenses	654	603	784	329	276	304	983	879	1,088
Restructuring expenses	3	(16)	(33)	0	(3)	(9)	3	(19)	(42)
Major litigation provisions	0	0	(25)	(19)	0	0	(19)	0	(25)
Adjusted total operating expenses	657	587	726	310	273	295	967	860	1,021
Income before taxes	194	544	165	188	214	199	382	758	364
Total adjustments	(23)	(330)	(24)	19	3	(4)	(4)	(327)	(28)
Adjusted income before taxes	171	214	141	207	217	195	378	431	336
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	12.1	14.0	11.4
	Private Banking		Corporate & Institutional Banking		Swiss Universal Bank
in	2016	2015	2016	2015	2016	2015
Adjusted results (CHF million)
Net revenues	3,704	3,696	2,055	2,025	5,759	5,721
Real estate gains	(366)	(95)	0	0	(366)	(95)
Gains on business sales	0	(10)	0	(13)	0	(23)
Adjusted net revenues	3,338	3,591	2,055	2,012	5,393	5,603
Provision for credit losses	39	49	40	89	79	138
Total operating expenses	2,471	2,772	1,184	1,136	3,655	3,908
Restructuring expenses	(51)	(33)	(9)	(9)	(60)	(42)
Major litigation provisions	0	(25)	(19)	0	(19)	(25)
Adjusted total operating expenses	2,420	2,714	1,156	1,127	3,576	3,841
Income before taxes	1,194	875	831	800	2,025	1,675
Total adjustments	(315)	(47)	28	(4)	(287)	(51)
Adjusted income before taxes	879	828	859	796	1,738	1,624
Adjusted return on regulatory capital (%)	–	–	–	–	14.2	13.4

International Wealth Management
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Results (CHF million)
Net revenues	1,299	1,081	1,173	20	11	4,698	4,552	3
of which Private Banking	918	789	808	16	14	3,371	3,224	5
of which Asset Management	381	292	365	30	4	1,327	1,328	0
Provision for credit losses	6	0	(7)	–	–	20	5	300
Total operating expenses	962	836	1,204	15	(20)	3,557	3,824	(7)
Income/(loss) before taxes	331	245	(24)	35	–	1,121	723	55
of which Private Banking	228	196	(59)	16	–	841	541	55
of which Asset Management	103	49	35	110	194	280	182	54
Metrics (%)
Return on regulatory capital	27.0	20.5	(1.9)	–	–	23.3	15.4	–
Cost/income ratio	74.1	77.3	102.6	–	–	75.7	84.0	–
Private Banking
Assets under management (CHF billion)	323.2	311.4	289.6	3.8	11.6	323.2	289.6	11.6
Net new assets (CHF billion)	0.4	4.4	(4.2)	–	–	15.6	(3.0)	–
Gross margin (annualized) (bp)	116	104	110	–	–	112	107	–
Net margin (annualized) (bp)	29	26	(8)	–	–	28	18	–
Asset Management
Assets under management (CHF billion)	321.6	324.3	321.3	(0.8)	–	321.6	321.3	–
Net new assets (CHF billion)	(4.4)	5.0	3.6	–	–	5.6	26.5	–

Reconciliation of adjusted results
	Private Banking			Asset Management			International Wealth Management
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Adjusted results (CHF million)
Net revenues	918	789	808	381	292	365	1,299	1,081	1,173
Real estate gains	(54)	0	0	0	0	0	(54)	0	0
Gains on business sales	0	0	(11)	0	0	0	0	0	(11)
Adjusted net revenues	864	789	797	381	292	365	1,245	1,081	1,162
Provision for credit losses	6	0	(7)	0	0	0	6	0	(7)
Total operating expenses	684	593	874	278	243	330	962	836	1,204
Restructuring expenses	(11)	(13)	(32)	(5)	(2)	(4)	(16)	(15)	(36)
Major litigation provisions	(7)	19	(228)	0	0	0	(7)	19	(228)
Adjusted total operating expenses	666	599	614	273	241	326	939	840	940
Income/(loss) before taxes	228	196	(59)	103	49	35	331	245	(24)
Total adjustments	(36)	(6)	249	5	2	4	(31)	(4)	253
Adjusted income before taxes	192	190	190	108	51	39	300	241	229
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	24.4	20.1	18.8
Reconciliation of adjusted results (continued)
	Private Banking		Asset Management		International Wealth Management
in	2016	2015	2016	2015	2016	2015
Adjusted results (CHF million)
Net revenues	3,371	3,224	1,327	1,328	4,698	4,552
Real estate gains	(54)	0	0	0	(54)	0
Gains on business sales	0	(11)	0	0	0	(11)
Adjusted net revenues	3,317	3,213	1,327	1,328	4,644	4,541
Provision for credit losses	20	5	0	0	20	5
Total operating expenses	2,510	2,678	1,047	1,146	3,557	3,824
Restructuring expenses	(47)	(32)	(7)	(4)	(54)	(36)
Major litigation provisions	12	(268)	0	0	12	(268)
Adjusted total operating expenses	2,475	2,378	1,040	1,142	3,515	3,520
Income before taxes	841	541	280	182	1,121	723
Total adjustments	(19)	289	7	4	(12)	293
Adjusted income before taxes	822	830	287	186	1,109	1,016
Adjusted return on regulatory capital (%)	–	–	–	–	23.1	21.7

Asia Pacific
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Results (CHF million)
Net revenues	862	917	826	(6)	4	3,597	3,839	(6)
of which Private Banking	372	346	271	8	37	1,374	1,178	17
of which Investment Banking	490	571	555	(14)	(12)	2,223	2,661	(16)
Provision for credit losses	11	34	3	(68)	267	26	35	(26)
Total operating expenses	748	731	1,440	2	(48)	2,846	3,427	(17)
Income/(loss) before taxes	103	152	(617)	(32)	–	725	377	92
of which Private Banking	96	66	48	45	100	372	344	8
of which Investment Banking	7	86	(665)	(92)	–	353	33	–
Metrics (%)
Return on regulatory capital	7.6	11.3	(49.7)	–	–	13.7	6.7	–
Cost/income ratio	86.8	79.7	174.3	–	–	79.1	89.3	–
Private Banking
Assets under management (CHF billion)	168.3	169.0	150.4	(0.4)	11.9	168.3	150.4	11.9
Net new assets (CHF billion)	0.7	4.6	3.0	–	–	14.6	17.8	–
Gross margin (annualized) (bp)	87	84	72	–	–	86	79	–
Net margin (annualized) (bp)	22	16	13	–	–	23	23	–
Reconciliation of adjusted results
	Private Banking			Investment Banking			Asia Pacific
in	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15	4Q16	3Q16	4Q15
Adjusted results (CHF million)
Net revenues	372	346	271	490	571	555	862	917	826
Provision for credit losses	9	38	(5)	2	(4)	8	11	34	3
Total operating expenses	267	242	228	481	489	1,212	748	731	1,440
Goodwill impairment	–	–	–	0	0	(756)	0	0	(756)
Restructuring expenses	(1)	(3)	(1)	(18)	(20)	(2)	(19)	(23)	(3)
Major litigation provisions	0	0	(6)	0	0	0	0	0	(6)
Adjusted total operating expenses	266	239	221	463	469	454	729	708	675
Income/(loss) before taxes	96	66	48	7	86	(665)	103	152	(617)
Total adjustments	1	3	7	18	20	758	19	23	765
Adjusted income before taxes	97	69	55	25	106	93	122	175	148
Adjusted return on regulatory capital (%)	–	–	–	–	–	–	9.0	12.9	11.7
	Private Banking		Investment Banking		Asia Pacific
in	2016	2015	2016	2015	2016	2015
Adjusted results (CHF million)
Net revenues	1,374	1,178	2,223	2,661	3,597	3,839
Provision for credit losses	32	18	(6)	17	26	35
Total operating expenses	970	816	1,876	2,611	2,846	3,427
Goodwill impairment	–	–	0	(756)	0	(756)
Restructuring expenses	(4)	(1)	(49)	(2)	(53)	(3)
Major litigation provisions	0	(6)	0	0	0	(6)
Adjusted total operating expenses	966	809	1,827	1,853	2,793	2,662
Income before taxes	372	344	353	33	725	377
Total adjustments	4	7	49	758	53	765
Adjusted income before taxes	376	351	402	791	778	1,142
Adjusted return on regulatory capital (%)	–	–	–	–	14.8	20.4

Global Markets
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Results (CHF million)
Net revenues	1,265	1,357	1,170	(7)	8	5,497	6,826	(19)
Provision for credit losses	(4)	(5)	(4)	(20)	0	(3)	10	–
Total operating expenses	1,264	1,275	4,486	(1)	(72)	5,452	8,747	(38)
Income/(loss) before taxes	5	87	(3,312)	(94)	–	48	(1,931)	–
Metrics (%)
Return on regulatory capital	0.3	2.5	(90.3)	–	–	0.4	(11.2)	–
Cost/income ratio	99.9	94.0	383.4	–	–	99.2	128.1	–
Reconciliation of adjusted results
	Global Markets
in	4Q16	3Q16	4Q15	2016	2015
Adjusted results (CHF million)
Net revenues	1,265	1,357	1,170	5,497	6,826
Provision for credit losses	(4)	(5)	(4)	(3)	10
Total operating expenses	1,264	1,275	4,486	5,452	8,747
Goodwill impairment	0	0	(2,661)	0	(2,661)
Restructuring expenses	(15)	(52)	(96)	(217)	(96)
Major litigation provisions	0	(7)	(50)	(7)	(231)
Adjusted total operating expenses	1,249	1,216	1,679	5,228	5,759
Income/(loss) before taxes	5	87	(3,312)	48	(1,931)
Total adjustments	15	59	2,807	224	2,988
Adjusted income/(loss) before taxes	20	146	(505)	272	1,057
Adjusted return on regulatory capital (%)	0.7	4.1	(13.7)	2.0	6.7

Investment Banking & Capital Markets
	in / end of			% change		in / end of		% change
	4Q16	3Q16	4Q15	QoQ	YoY	2016	2015	YoY
Results (CHF million)
Net revenues	574	467	420	23	37	1,972	1,787	10
Provision for credit losses	0	(9)	0	100	–	20	0	–
Total operating expenses	425	437	897	(3)	(53)	1,691	2,101	(20)
Income/(loss) before taxes	149	39	(477)	282	–	261	(314)	–
Metrics (%)
Return on regulatory capital	22.9	6.1	(85.4)	–	–	10.7	(15.4)	–
Cost/income ratio	74.0	93.6	213.6	–	–	85.8	117.6	–
Reconciliation of adjusted results
	Investment Banking & Capital Markets
in	4Q16	3Q16	4Q15	2016	2015
Adjusted results (CHF million)
Net revenues	574	467	420	1,972	1,787
Provision for credit losses	0	(9)	0	20	0
Total operating expenses	425	437	897	1,691	2,101
Goodwill impairment	0	0	(380)	0	(380)
Restructuring expenses	6	(15)	(22)	(28)	(22)
Adjusted total operating expenses	431	422	495	1,663	1,699
Income/(loss) before taxes	149	39	(477)	261	(314)
Total adjustments	(6)	15	402	28	402
Adjusted income/(loss) before taxes	143	54	(75)	289	88
Adjusted return on regulatory capital (%)	22.0	8.6	(13.8)	11.9	4.6
Global advisory and underwriting revenues
	in			% change
	4Q16	3Q16	4Q15	QoQ	YoY
Global advisory and underwriting revenues (USD million)
Global advisory and underwriting revenues	1,042	945	790	10	32
of which advisory and other fees	310	209	299	48	4
of which debt underwriting	498	552	274	(10)	82
of which equity underwriting	234	184	217	27	8

Cautionary statement regarding forward-looking information
This media release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and development s affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2016 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and
– policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase our market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency, net new asset, pre-tax income/(loss), capital ratios and return on regulatory capital, leverage exposure threshold, RWA threshold, and other targets and ambitions; and
– other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2015.

 Fourth Quarter and Full Year 2016 Results  Presentation to Investors and Analysts  February 14, 2017

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, for which a partial initial public offering (IPO) is planned, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our fourth quarter earnings release 2016 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. In particular, pro forma figures from Wealth Management and connected activities within APAC are based on preliminary estimates.Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information for the year-to-date 2017, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2017 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2017. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2017 will be included in our 1Q17 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 1Q17 or the full first quarter of 2017.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.Selling restrictionsThis document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

 4Q16 and Full Year 2016Earnings ReviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

Overview of Credit Suisse 2016 results

Pre-tax income (CHF mn unless otherwise specified)	Reported		Adjusted	
	2016	2015	**2016**	2015
SUB	2,025	1,675	1,738	1,624
IWM	1,121	723	1,109	1,016
APAC	725	377	778	1,142
IBCM in USD mn	268	(313)	297	93
Global Markets in USD mn	57	(1,891)	284	1,136
Total CS Core	**3,493**	**230**	**3,558**	**4,329**
SRU in USD mn	(5,460)	(2,711)	(2,982)	(2,258)
CS Group	**(1,966)**	**(2,422)**	**615**	**2,123**

	Reported 2016	Reported 2015	2016 pre-DOJ RMBS settlement:
RWA in CHF bn	268	290	
"Look-through" CET1 ratio	*11.6%*	*11.4%*	*12.5%*[1]
Leverage exposure in CHF bn	951	988	
"Look-through" CET1 leverage ratio	*3.3%*	*3.3%*	*3.5%*[2]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn
2 The look-through CET1 leverage ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn

CREDIT SUISSE
February 14, 2017
5

We are well positioned to capture growth and benefit from improved market conditions

1 Executing with discipline

- Significant increase in operating leverage: adjusted net cost savings of CHF 1.9 bn[1] achieved in 2016, exceeding our target of > CHF 1.4 bn[1]

2 Growing profitably

- Wealth Management achieved CHF 28.5 bn of NNA in 2016, a 58%[2] increase year-on-year; Assets under Management increased by 8% to CHF 734 bn[2] in 2016 at higher gross and net margins
- Global advisory and underwriting[3] delivered increased revenues and outperformance against the market[4]
- Benefits from Global Markets restructuring starting to emerge: 4Q16 annualized[5] adjusted cost base below USD 5.2 bn[6] and increasing momentum across Credit and Equities

3 Resolving key legacy issues

- Settlement with DOJ related to RMBS matter
- Continued progress in reducing legacy portfolio in the SRU

4 Strengthening our capital position

- "Look-through" CET1 ratio at 11.6% (12.5%[7] pre-DOJ RMBS settlement)

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Measured at constant FX rates (see Appendix) 2 Relating to Wealth Management in SUB, IWM and APAC 3 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 4 Dealogic as of December 31, 2016 5 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results 6 Estimated 4Q16 annualized exit rate shown at Investor Day 2016 7 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn

CREDIT SUISSE
February 14, 2017 6

 Adjustedtotal operating expenses at constant FX rates*in CHF bn   Achieved net cost savings of CHF 1.9 bn in 2016, exceedingour 2016 target of > CHF 1.4 bn  Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and a goodwill impairment taken in 4Q15, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix          1.9      Execution  Profitable growth  Legacy  Detailed Financials  Capital

   Large diversified platform generating strong asset inflowsin 2016…  NNA in Wealth Management1in CHF bn  2015  2016  +58%  1 Relating to Wealth Management in SUB, IWM and APAC   Execution  Profitable growth  Legacy  Detailed Financials  Capital

   …with higher gross and net margins      Adjusted gross margin1,2 in bps  Adjusted net margin1,2 in bps      Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to Wealth Management in SUB, IWM and APAC2 Adjusted to exclude Swisscard net revenues of CHF 148 mn and operating expenses of CHF 123 mn for 2015 in SUB Wealth Management   Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

4Q16 NNA affected by seasonality, regularization and proactive EAM exits. In Q1 to date, all divisions positive

Wealth Management NNA in 4Q16[1]
in CHF bn


1.2
0.7
0.7
-1.5
-1.6
-1.9
-3.5
-1.5
-1.4
-2.9
Seasonal effects
Proactive management action (incl. regularization and selected EAM exits)
APAC
Emerging Europe, Middle East & Africa
Europe 2
Latin America
SUB
SUB 4Q15
IWM

1 Relating to Wealth Management in SUB, IWM and APAC
2 Includes IWM International Private Clients business

CREDIT SUISSE
February 14, 2017 10

   In 2016, strong inflows across Emerging and Mature Markets  1 Relating to Wealth Management in IWM (excluding Latin America) and APAC2 Includes IWM International Private Clients business  Wealth Management NNA in 20161in CHF bn  2  NNA growth rate   10%  13%  4%  Execution  Profitable growth  Legacy  Detailed Financials  Capital

   Continued growth in assets under management during 2016  AuM in Wealth Management1in CHF bn  1 Relating to Wealth Management in SUB, IWM and APAC  + CHF 53 bn            Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Strong performance across our APAC wealth management activities

APAC Wealth Management and connected activities[1]

Adjusted pre-tax income
(management estimate)[2]
in CHF mn


+65%
311
513
700
2015
2016
2018 Target

	2015	2016
Adjusted return on regulatory capital† (management estimate)[2]	16%	**23%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix
1 Includes contributions from APAC Wealth Management, APAC Underwriting and Advisory as well as Financing for activities with our UHNWI, Entrepreneurs and Corporate clients
2 Pro forma Wealth Management and connected activities within APAC based on preliminary estimates

CREDIT SUISSE
February 14, 2017
13

   Strong asset inflows and increase in profitability in IWM  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  Adjusted return on regulatorycapital†  23%      IWM Wealth Management NNA in CHF bn  IWM Adjusted pre-tax income in CHF bn  Adjusted gross marginin bps  107  110  22%  2015  2016  Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

SUB delivered year-on-year profit growth for the fourth consecutive quarter…

Adjusted pre-tax income[1]
in CHF mn


2015
2016
+10%
+6%
+8%
+13%
431
472
432
457
400
431
336
378
1Q
2Q
3Q
4Q

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact

CREDIT SUISSE
February 14, 2017 15

Execution
Profitable growth
Legacy
Capital
Detailed Financials

...with PTI up 15% compared to 2014

Adjusted pre-tax income[1]
in CHF bn


+15%
1.5
1.6
1.7
2014
2015
2016

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division

1 Excludes Swisscard impact

CREDIT SUISSE
February 14, 2017
16

   Global advisory and underwriting delivering increased revenues and outperformance against the market  Global advisory and underwriting revenues1in USD bn  Advisory  Equity underwriting  Debt underwriting  1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements2 Dealogic as of December 31, 2016, relating to 2016 vs. 2015 revenue development  +9%  Performance vs. market2        Execution  Profitable growth  Legacy  Detailed Financials  Capital

   Benefits from Global Markets restructuring starting to emerge– lower operating expenses and capital consumption…  -13%      Adjusted operating expenses in USD bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Based on 4Q16 annualized adjusted cost base, which was below our previous estimate of CHF 5.2 bn presented at the Investor Day on December 7, 2016  1  RWA in USD bn  -20%      Execution  Profitable growth  Legacy  Detailed Financials  Capital

   …combined with a strong rebound in Credit revenues anda resilient Equities performance  Credit products net revenues in USD mn  Equities excl. SMG1 net revenues in USD mn  +34%  +66%  1 SMG = Strategic Market-Making Group  Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Continued progress in reducing legacy portfolio

SRU RWA
in USD bn


-39%
73
44
30
2015
2016
2019 Target

	2015	2016	2019 Target
SRU leverage exposure in USD bn	170	**103**	40
SRU adjusted operating expenses in USD bn	2.7	**1.6**	0.4[1]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on annualized 2019 quarterly average adjusted operating expense ambition, as presented at the Investor Day on December 7, 2016

CREDIT SUISSE
February 14, 2017
20

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Strengthening our capital position – "look-through" CET1 ratio at 11.6% (12.5%[1] pre-DOJ RMBS settlement)

Basel III "look-through" CET1 capital ratio


8.0%
10.0%
10.1%
11.4%
11.4%
11.8%
12.0%
12.5%
0.9%
11.6%
4Q12
4Q13
4Q14
4Q15
1Q16
2Q16
3Q16
4Q16
Pre-DOJ RMBS settlement[1]
Impact of DOJ RMBS settlement[1]
Post-DOJ RMBS settlement

1 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn

CREDIT SUISSE
February 14, 2017
21

 Current trading and outlook  Continued momentum in January across Wealth Management and Investment Banking We have seen positive inflows across each of our Wealth Management1 businesses in JanuarySignificant rebound in client activity levels across capital markets and trading, with Credit and Securitized Productsrevenues up over 100% year-on-year2, somewhat offset by lower trading volumes and volatility levels in EquitiesIBCM revenues up 90% year-on-year2 with broad based strength in Advisory, ECM and DCMWell positioned to capture profitable growth opportunities and benefit from improved market conditions  1 Relating to Wealth Management in SUB, IWM and APAC2 Month of January 2017 vs. 2016  Execution  Profitable growth  Legacy  Detailed Financials  Capital

 Detailed Financials

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Results overview

Credit Suisse Group results	4Q16	3Q16	4Q15	2016	2015
Net revenues	5,181	5,396	4,210	20,323	23,797
Provision for credit losses	75	55	133	252	324
Total operating expenses	7,009	5,119	10,518	22,037	25,895
Pre-tax income/(loss)	**(1,903)**	**222**	**(6,441)**	**(1,966)**	**(2,422)**
Fair value (gains)/losses on own debt	-	-	697	-	(298)
Real estate gains	(78)	(346)	(72)	(424)	(95)
(Gains)/losses on business sales	2	-	(34)	58	(34)
Goodwill impairment	-	-	(3,797)	-	(3,797)
Restructuring expenses	(49)	(145)	(355)	(540)	(355)
Major litigation expenses	(2,101)	(306)	(564)	(2,407)	(820)
Adjusted: ***Net revenues***	***5,105***	***5,050***	***4,801***	***19,957***	***23,370***
Adjusted: ***Provision for credit losses***	***75***	***55***	***133***	***252***	***324***
Adjusted: ***Total operating expenses***	***4,859***	***4,668***	***5,802***	***19,090***	***20,923***
Adjusted: ***Pre-tax income***	***171***	***327***	***(1,134)***	***615***	***2,123***
Net income/(loss) attributable to shareholders	**(2,347)**	**41**	**(5,828)**	**(2,438)**	**(2,944)**
Diluted Earnings/(loss) per share in CHF	**(1.12)**	**0.02**	**(3.28)**	**(1.19)**	**(1.73)**
Return on Tangible Equity[1]	**n/m**	**0.4%**	**n/m**	**n/m**	**n/m**

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired

CREDIT SUISSE
February 14, 2017
24

Execution
Profitable growth
Legacy
Capital
Detailed Financials

4Q16 capital ratios impacted by DOJ settlement; continued reallocation of resources to growth areas

Basel III RWA in CHF bn


11.4%
CET1 ratio
11.6%
290
(33)
Business impact[1]
4
FX impact
7
Methodology & policy[1]
268
4Q15
4Q16

4Q16 vs. 4Q15 Basel III RWA business impact[2] in CHF bn


+9
IBCM +1
SUB +1
IWM +2
APAC +5
(28)
(12)
(2)
SRU
GM
Corp. Ctr.
Growth businesses

Leverage exposure in CHF bn


3.3%
CET1 leverage ratio
3.3%
4.5%
Tier1 leverage ratio
4.4%
988
(32)
Business impact
(5)
FX impact & Other[3]
951
4Q15
4Q16

4Q16 vs. 4Q15 Leverage exposure business impact[2] in CHF bn


+30
IWM[4] +4
IBCM +5
APAC +9
SUB +12
+6
(5)
(63)
SRU
Corp. Ctr.
GM
Growth businesses[4]

1 Business impact includes business moves and internally driven methodology and policy impact; methodology & policy reflects external methodology changes only
2 Net of FX and major external methodology changes 3 Includes FX impact of CHF 8 bn and the impact of CHF (13) bn from the change in accounting treatment of collateralized loan obligations (CLOs) in 1Q16
4 IWM excludes the impact of CHF (13) bn from the change in accounting treatment of collateralized loan obligations (CLOs) in 1Q16

CREDIT SUISSE
February 14, 2017
25

Execution
Profitable growth
Legacy
Capital
Detailed Financials

End-2016 CET1 ratio at 11.6% and within target range despite negative impact from the DOJ settlement

4Q15 to 4Q16 CET1 ratio development


12%
CET1 ratio target through end-2016[1]
11%
11.4%
12.5%[2]
~(0.9)%
11.6%
4Q15
4Q16 (pre-DOJ RMBS settlement)
DOJ RMBS settlement
4Q16 reported

1 Pre-significant litigation
2 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn

CREDIT SUISSE
February 14, 2017
26

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Net cost savings of CHF 1.9 bn achieved in 2016, exceeding target for the year by CHF 0.5 bn

Adjusted operating expenses at constant FX rates* in CHF bn


(1.86)
21.24
<19.8
19.38
<18.5
<17.0
Full year 2015
2016 Target
Full year 2016
2017 Target
2018 Target

Key messages

- Achieved full year net savings of CHF 1.9 bn, exceeding target by CHF 0.5 bn, including net headcount reductions of more than 7,250
- By end-2017 we target to be below CHF 18.5 bn, including an incremental headcount reduction of more than 5,500 for the year
- Committed to delivering on our end-2018 target with cost base of below CHF 17.0 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers

* See Appendix

CREDIT SUISSE
February 14, 2017
27

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Swiss Universal Bank

Strong full year performance with the fourth consecutive quarter of YoY PTI growth

Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	1,379	1,321	1,400[1]	5,393	5,603[1]
o/w Private Banking	*838*	*814*	*881*[1]	*3,338*	*3,591*[1]
o/w Corp. & Inst. Banking	*541*	*507*	*519*[1]	*2,055*	*2,012*[1]
Provision for credit losses	34	30	43	79	138
Total operating expenses	967	860	1,021	3,576	3,841
Pre-tax income	**378**	**431**	**336**[1]	**1,738**	**1,624**[1]
Pre-tax income ex Swisscard	**378**	**431**	**336**[1]	**1,738**	**1,599**[1]
o/w Private Banking	***171***	***214***	***141***[1]	***879***	***803***[1]
o/w Corp. & Inst. Banking	***207***	***217***	***195***[1]	***859***	***796***[1]
Cost/income ratio	**70%**	**65%**	**73%**	**66%**	**69%**
Return on regulatory capital†	**12%**	**14%**	**11%**	**14%**	**13%**

Key metrics in CHF bn

		4Q16	3Q16	4Q15	2016	2015
PB	Adj. net margin[2] in bps	28	35	23[1]	36	32[1]
PB	Net new assets	(3.5)	0.2	(2.9)	(1.7)	3.2
PB	Mandates penetration	30%	29%	26%	30%	26%
	Net loans	166	167	163	166	163
	Net new assets C&IB	2.5	(1.2)	4.2	4.3	10.6
	Risk-weighted assets	66	66	60	66	60
	Leverage exposure	253	246	238	253	238

Key messages

- Pre-tax income up 13% compared to 4Q15; full year 2016 result[2] improved 9% YoY with continued focus on cost discipline
- Improved revenues from 3Q16; slightly down from 4Q15 which included an extraordinary dividend from our ownership in SIX Group
- Operating expenses down 5% from 4Q15
- Credit provisions at low levels, reflecting the quality of our loan portfolio

Wealth Management

- *Credit Suisse Invest* continued driving mandates penetration of 30%, up 4 pp. vs. 4Q15
- Continued selected exits in the External Asset Manager (EAM) business and regularization outflows impacted 4Q16 NNA by CHF (1.9) bn, totaling CHF (3.8) bn for full year 2016
- AuM of CHF 243 bn (up CHF 2 bn / 1% vs. full year 2015)

Corporate & Institutional Banking

- Continued strong result with improved revenue performance QoQ / YoY; good IB momentum in Switzerland reflected in a strong increase in revenues in 4Q16
- Total AuM of CHF 289 bn (up CHF 13 bn / 5% vs. full year 2015)

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

1 Includes an extraordinary dividend from SIX Group of CHF 24 mn in PB and CHF 4 mn in C&IB in 4Q15 2 Adjusted to exclude Swisscard net revenues and operating expenses for 2015 in SUB PB † See Appendix

CREDIT SUISSE
February 14, 2017 28

Execution
Profitable growth
Legacy
Capital
Detailed Financials

International Wealth Management

9% PTI growth in 2016 with higher revenues and record PB NNA

Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	1,245	1,081	1,162[1]	4,644	4,541[1]
o/w Private Banking	*864*	*789*	*797[1]*	*3,317*	*3,213[1]*
o/w Asset Management	*381*	*292*	*365*	*1,327*	*1,328*
Provision for credit losses	6	-	(7)	20	5
Total operating expenses	939	840	940	3,515	3,520
Pre-tax income	**300**	**241**	**229[1]**	**1,109**	**1,016[1]**
o/w Private Banking	***192***	***190***	***190[1]***	***822***	***830[1]***
o/w Asset Management	***108***	***51***	***39***	***287***	***186***
Cost/income ratio	**75%**	**78%**	**81%**	**76%**	**78%**
Return on regulatory capital†	**24%**	**20%**	**19%**	**23%**	**22%**

Key metrics in CHF bn

		4Q16	3Q16	4Q15	2016	2015
PB	Adj. net margin in bps	24	25	26[1]	27	28[1]
PB	Net new assets	0.4	4.4	(4.2)	15.6	(3.0)
PB	Number of RM	1,140	1,160	1,180	1,140	1,180
PB	Net loans	45	43	40	45	40
	Net new assets AM	(4.4)	5.0	3.6	5.6	26.5
	Risk-weighted assets	35	33	33	35	33
	Leverage exposure	94	89	102	94	102

Key messages

- Strong finish to the year with an increase across major revenue components in 4Q16 vs. 3Q16
- Improved return on regulatory capital and cost/income ratio despite further investments in growth and in compliance & risk functions

Wealth Management

- AuM increased 12% during 2016 with NNA of CHF 15.6 bn from emerging markets and Europe; NNA growth rate at 5%, or 7% before regularization outflows of CHF 5.7 bn
- Improved gross margin by 3 bps to 110 bps in 2016
- Revenue increase in 2016; higher net interest income and improved client activity in 4Q16; recurring revenues stabilized
- Stable PTI with investments offsetting higher revenues; PTI up 15% vs. 4Q15 if excluding an extraordinary SIX dividend in 4Q15

Asset Management

- Pre-tax income up 54% vs. 2015
- Management fees increased by 2%; solid cost control with total expenses down 9% in 2016
- NNA of CHF 5.6 bn in 2016; negative NNA in 4Q16, mainly reflecting CHF 3.5 bn emerging market money market outflows

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Includes an extraordinary dividend from SIX Group of CHF 23 mn in 4Q15

CREDIT SUISSE
February 14, 2017 29

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Asia Pacific

Continued growth and record full year results in Wealth Management

Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	862	917	826	3,597	3,839
Provision for credit losses	11	34	3	26	35
Total operating expenses	729	708	675	2,793	2,662
Pre-tax income	**122**	**175**	**148**	**778**	**1,142**
Cost/income ratio	**85%**	**77%**	**82%**	**78%**	**69%**
Return on regulatory capital†	**9%**	**13%**	**12%**	**15%**	**20%**

Pro-forma Wealth Management & connected activities[1] in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Pre-tax income	167	99	61	513	311

Key metrics in CHF bn

		4Q16	3Q16	4Q15	2016	2015
PB	Adj. net margin in bps	23	17	15	24	23
PB	Net new assets	0.7	4.6	3.0	14.6	17.8
PB	Number of RM	640	650	580	640	580
	Net loans	40	39	36	40	36
	Risk-weighted assets	35	32	27	35	27
	Leverage exposure	109	108	99	109	99

Key messages

- Record net revenues and pre-tax income in Wealth Management for the full year and 4Q16, with a revenue increase of 37% vs. 4Q15
- Continued positive NNA of CHF 0.7 bn in 4Q16 and CHF 14.6 bn in 2016, despite regularization outflows of CHF 1.4 bn in 4Q16 and CHF 2.5 bn in 2016
- Wealth Management gross margin up 15 bps vs. 4Q15 including higher margins on growing loan and deposit volumes and increased client activity; net margin up 8 bps vs. 4Q15
- Improved performance in Underwriting & Advisory vs. 4Q15 from increased client activity – #1 Rank[2] in APAC ex-Japan amongst international banks for 2016
- Fixed income sales and trading revenues were lower in 4Q16 vs. 4Q15, reflecting reduction in client activity, especially in Rates, partially offset by positive net fair value impact on a portfolio of impaired loans and higher FX activity
- Equities revenues (excluding SMG[3]) up slightly vs. 4Q15, mainly reflecting trading gains and positive net fair value impact on a portfolio of impaired loans, partially offset by decrease in Prime Services. Full year 2016 results were adversely impacted from decreased client activity in Greater China

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Includes contributions from APAC Wealth Management, APAC Underwriting and Advisory as well as Financing for activities with our UHNWI, Entrepreneurs and Corporate clients. Pro forma Wealth Management and connected activities within APAC are based on preliminary estimates 2 Source: Dealogic 3 SMG = Strategic Market-Making Group

CREDIT SUISSE
February 14, 2017 30

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Investment Banking & Capital Markets

Increased PTI reflects improved share of wallet and strong performance in debt underwriting

Adjusted key financials in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	569	479	418	2,001	1,857
Provision for credit losses	(1)	(9)	-	20	-
Total operating expenses	428	433	496	1,684	1,764
Pre-tax income	**142**	**55**	**(78)**	**297**	**93**
Cost/income ratio	**75%**	**91%**	**119%**	**84%**	**95%**
Return on regulatory capital†	**22%**	**9%**	**n/m**	**12%**	**5%**

Key metrics in USD bn

	4Q16	3Q16	4Q15	2016	2015
Risk-weighted assets	18	19	16	18	16
Leverage exposure	45	46	41	45	41

Global Advisory and Underwriting revenues[1] in USD mn

	4Q16	3Q16	4Q15	2016	2015
Global advisory and underwriting revenues[1]	1,042	945	790	3,771	3,460

Key messages

4Q16

- Strong PTI driven by 4Q16 net revenues of USD 569 mn up 36% YoY, outperforming the Street
- Operating expenses down 14% YoY on lower variable compensation and general and administrative expenses
- Return on regulatory capital of 22%, with Americas return on regulatory capital of 28%
- RWA of USD 18 bn up 8% YoY due to an increase in IBCM's share of the Corporate Bank, partially offset by reduced commitments related to debt underwriting activity
- Global advisory and underwriting revenues[1] up 32% YoY, outperforming the industry-wide fee pool which is up 1%

2016

- 2016 net revenues were up 8% YoY on strong advisory and debt underwriting revenues, outperforming the Street[2]
- Operating expenses down 5%, reflecting cost discipline and self-funded growth investment
- Results reflect continued execution of our strategy, evidenced by improved share of wallet[2] across all key products for full year 2016
- Increased covered share of wallet[2] across all client segments

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt) 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Source: Dealogic † See Appendix

CREDIT SUISSE
February 14, 2017 31

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Global Markets

Global Markets delivers profitability in a restructuring year

Adjusted key financials in USD mn

	4Q16	3Q16	4Q15	2016	2015
Equities	441	330	531	1,861	2,388
o/w SMG	*20*	*15*	*84*	*183*	*423*
Credit	608	740	366	2,501	3,131
Solutions	259	359	316	1,384	1,759
Other	(52)	(33)	(45)	(171)	(154)
Net revenues	1,256	1,396	1,168	5,575	7,124
Provision for credit losses	(3)	(6)	(4)	(4)	11
Total operating expenses	1,236	1,251	1,679	5,295	5,977
Pre-tax income	**23**	**151**	**(507)**	**284**	**1,136**
Cost/income ratio	**98%**	**90%**	**144%**	**95%**	**84%**
Return on regulatory capital†	**1%**	**4%**	**n/m**	**2%**	**7%**

Key metrics in USD bn

	4Q16	3Q16	4Q15	2016	2015
Risk-weighted assets	51	53	64	51	64
Leverage exposure	278	296	280	278	280

Key messages

- Substantial rebound in profitability vs. 4Q15 driven by an 8% increase in revenues on a 20% reduction in RWA and 26% reduction in costs, highlighting strength of resized franchise
- Strong results and leading market positions in credit products, securitized products and emerging markets vs. 4Q15 with outperformance in the Americas
- Higher equities revenues in a seasonally slower quarter, up 34% vs. 3Q16, reflecting an increase in trading volumes
- YoY revenue decline in equity derivatives on lower volatility, albeit significant sequential improvement as client activity increased; further collaboration with IWM clients core management focus for 2017
- Operating expenses declined 26% vs. 4Q15 reflecting lower compensation and benefits and other expenses
  - 4Q16 annualized[1] cost base exit rate below USD 5.2 bn[2]; on track to achieve 2018 ambition of < USD 4.8 bn in costs
  - Expenses declined USD 682 mn vs. 2015 driven by substantial progress on accelerated cost initiatives
- Increased capital efficiency and reduced risk profile; operating below year-end 2016 RWA ceiling of USD 60 bn and leverage exposure ceiling of USD 290 bn

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results
2 Estimated 4Q16 annualized exit rate shown at Investor Day 2016

CREDIT SUISSE
February 14, 2017
32

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Strategic Resolution Unit

Continued execution of our strategy – 4Q16 adjusted expenses down 58% YoY; leverage exposure and RWA down 39%

Key financials in USD mn

		4Q16	3Q16	4Q15	2016	2015
Adjusted	Net revenues	(201)	(170)	(125)	(1,283)	557
	Provision for credit losses	28	6	99	115	138
	Total operating expenses	287	351	688	1,584	2,677
	Pre-tax loss	**(516)**	**(527)**	**(912)**	**(2,982)**	**(2,258)**
	Real estate gains	*(4)*	-	-	*(4)*	-
	Loss on business sales	*1*	-	-	*6*	-
	Restructuring expenses	*1*	*23*	*158*	*123*	*158*
	Major litigation expenses	*2,029*	*324*	*258*	*2,353*	*295*
Pre-tax loss reported		**(2,543)**	**(874)**	**(1,328)**	**(5,460)**	**(2,711)**

Key metrics in USD bn

	4Q16	3Q16	4Q15	2016	2015
Risk-weighted assets	44	55	73	44	73
RWA excl. operational risk	25	35	54	25	54
Leverage exposure	103	119	170	103	170

Key messages

- Continued progress in reducing RWA and leverage exposure in 4Q16 by USD 11 bn and USD 16 bn, respectively. RWA for derivatives, loans and financing portfolios down 38% vs. 3Q16:
  - Broad range of transactions executed in the quarter, including the sale of loan portfolios, and a large number of unwinds and compressions across macro and credit derivative products
  - Reductions include the sale of a loan portfolio in connection with which GM entered into a co-investment agreement; and the transfer of certain derivative positions from SRU to GM which received regulatory approval to apply updated capital models. Combined impact on RWA and Leverage for GM of USD 3 bn and USD 8 bn, respectively
- Adjusted pre-tax income improved by USD 11 mn vs. 3Q16:
  - Reduction to adjusted operating expenses vs. prior quarter, partially offset by lower fee based revenues from legacy investment banking businesses due to accelerated unwinds; exit cost at ~0.5% of RWA; revised lifetime guidance to < 3%
- On a year-on-year basis, RWA and leverage exposure reduced by USD 29 bn (39%) and USD 67 bn (39%), respectively. Bilateral derivatives trade count of 142k, down 191k vs. 4Q15, or 57%
- Full year 2016 adjusted operating expenses lower by USD 1.1 bn, or 41%, driven by the exit from US Private Banking onshore business and reduced footprint in legacy Investment Banking businesses
- 4Q16 includes a USD 2 bn expense provision in connection with the settlement with the US Department of Justice related to our legacy residential mortgage-backed securities business

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
February 14, 2017
33

Summary

1. Executing with discipline
2. Growing profitably
3. Resolving key legacy issues
4. Strengthening our capital position

CREDIT SUISSE February 14, 2017 34

 Appendix

 Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 Adjusted to exclude Swisscard net revenues and operating expenses for 1Q and 2Q in 2015 in SUB PB  SUB PB Adj. net margin1 in bps  Adj. gross margin1 in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB Adj. net margin in bps  151  160  150  4Q15  2016  4Q16  Adj. gross margin in bps  Average AuM in CHF bn  55  376  351  Adj. pre-tax income1 in CHF mn  271  1,374  1,178  Adj. net revenues1 in CHF mn  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  165  69  346  172  97  372  295  300  301  190  822  830  797  3,317  3,213  304  190  789  316  192  864  243  241  249  141  879  803  881  3,338  3,443  243  214  814  243  171  838

Swiss Universal Bank

Private Banking and Corporate & Institutional Banking

Private Banking Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	454	446	465	1,801	1,770
Recurring commissions & fees	253	243	257	971	1,102
Transaction-based	131	125	159	564	720
Other revenues	-	-	-	2	(1)
Net revenues	838	814	881	3,338	3,591
Provision for credit losses	10	13	14	39	49
Total operating expenses	657	587	726	2,420	2,714
Pre-tax income	**171**	**214**	**141**	**879**	**828**
Pre-tax income ex Swisscard	**171**	**214**	**141**	**879**	**803**
Cost/income ratio	**78%**	**72%**	**82%**	**72%**	**76%**

C&IB Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	291	278	288	1,083	987
Recurring commissions & fees	125	118	116	475	467
Transaction-based	139	124	128	548	593
Other revenues	(14)	(13)	(13)	(51)	(35)
Net revenues	541	507	519	2,055	2,012
Provision for credit losses	24	17	29	40	89
Total operating expenses	310	273	295	1,156	1,127
Pre-tax income	**207**	**217**	**195**	**859**	**796**
Cost/income ratio	**57%**	**54%**	**57%**	**56%**	**56%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Adj. net margin[1] in bps	28	35	23	36	32
Net new assets	(3.5)	0.2	(2.9)	(1.7)	3.2
Assets under management	243	245	241	243	241
Mandates penetration	30%	29%	26%	30%	26%
Number of RM	1,490	1,500	1,570	1,490	1,570

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Net new assets	2.5	(1.2)	4.2	4.3	10.6
Assets under management	289	285	276	289	276
Number of RM	480	480	490	480	490

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

1 Adjusted to exclude Swisscard net revenues and operating expenses in 2015 in SUB PB

CREDIT SUISSE
February 14, 2017
37

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	353	326	275	1,308	1,006
Recurring commissions & fees	277	267	283	1,093	1,161
Transaction- and perf.-based	235	197	240	922	1,049
Other revenues	(1)	(1)	(1)	(6)	(3)
Net revenues	864	789	797	3,317	3,213
Provision for credit losses	6	-	(7)	20	5
Total operating expenses	666	599	614	2,475	2,378
Pre-tax income	**192**	**190**	**190**	**822**	**830**
Cost/income ratio	**77%**	**76%**	**77%**	**75%**	**74%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Adj. net margin in bps	24	25	26	27	28
Net new assets	0.4	4.4	(4.2)	15.6	(3.0)
Assets under management	323	311	290	323	290
Net loans	45	43	40	45	40
Number of RM	1,140	1,160	1,180	1,140	1,180

Asset Management Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Management fees	228	218	225	891	873
Performance & placement rev.	108	41	56	208	164
Investment & partnership inc.	45	33	84	228	291
Net revenues	381	292	365	1,327	1,328
Total operating expenses	273	241	326	1,040	1,142
Pre-tax income	**108**	**51**	**39**	**287**	**186**
Cost/income ratio	**72%**	**83%**	**89%**	**78%**	**86%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Net new assets	(4.4)	5.0	3.6	5.6	26.5
Assets under management	322	324	321	322	321

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE

February 14, 2017

38

Asia Pacific

Private Banking and Investment Banking

Private Banking Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	166	159	131	602	445
Recurring commissions & fees	92	67	60	302	260
Transaction- and perf.-based	114	120	84	486	456
Other revenues	-	-	(4)	(16)	17
Net revenues	372	346	271	1,374	1,178
Provision for credit losses	9	38	(5)	32	18
Total operating expenses	266	239	221	966	809
Pre-tax income	**97**	**69**	**55**	**376**	**351**
Cost/income ratio	**72%**	**69%**	**82%**	**70%**	**69%**

Investment Banking Adjusted key financials in USD mn

	4Q16	3Q16	4Q15	2016	2015
Fixed income sales & trading	71	152	140	647	636
Equity sales & trading	337	349	374	1,335	1,947
Underwriting & advisory	114	118	80	407	303
Other revenues	(35)	(32)	(42)	(130)	(113)
Net revenues	487	587	552	2,259	2,773
Provision for credit losses	2	(5)	8	(7)	17
Total operating expenses	459	483	454	1,851	1,924
Pre-tax income	**26**	**109**	**90**	**415**	**832**
Cost/income ratio	**94%**	**82%**	**82%**	**82%**	**69%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Adj. net margin in bps	23	17	15	24	23
Net new assets	0.7	4.6	3.0	14.6	17.8
Assets under management	168	169	150	168	150
Number of RM	640	650	580	640	580

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
February 14, 2017
39

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

	CS Group in CHF mn					**SRU** in USD mn					**Corp. Ctr.** in CHF mn				
	4Q16	3Q16	4Q15	2016	2015	4Q16	3Q16	4Q15	2016	2015	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**5,181**	**5,396**	**4,210**	**20,323**	**23,797**	**(198)**	**(170)**	**(125)**	**(1,285)**	**557**	**(16)**	**72**	**(748)**	**71**	**561**
Fair value on own debt	-	-	697	-	(298)	-	-	-	-	-	-	-	697	-	(298)
Real estate gains	(78)	(346)	(72)	(424)	(95)	(4)	-	-	(4)	-	-	-	-	-	-
(Gains)/losses on business sales	2	-	(34)	58	(34)	1	-	-	6	-	-	-	-	52	-
Net revenues adjusted	**5,105**	**5,050**	**4,801**	**19,957**	**23,370**	**(201)**	**(170)**	**(125)**	**(1,283)**	**557**	**(16)**	**72**	**(51)**	**123**	**263**
Provision for credit losses	**75**	**55**	**133**	**252**	**324**	**28**	**6**	**99**	**115**	**138**	**-**	**-**	**(2)**	**(1)**	**(1)**
Total operating expenses reported	**7,009**	**5,119**	**10,518**	**22,037**	**25,895**	**2,317**	**698**	**1,104**	**4,060**	**3,130**	**262**	**279**	**307**	**759**	**862**
Goodwill impairment	-	-	(3,797)	-	(3,797)	-	-	-	-	-	-	-	-	-	-
Restructuring expenses	(49)	(145)	(355)	(540)	(355)	(1)	(23)	(158)	(123)	(158)	(7)	-	-	(7)	-
Major litigation provisions	(2,101)	(306)	(564)	(2,407)	(820)	(2,029)	(324)	(258)	(2,353)	(295)	-	-	-	-	-
Total operating expenses adjusted	**4,859**	**4,668**	**5,802**	**19,090**	**20,923**	**287**	**351**	**688**	**1,584**	**2,677**	**255**	**279**	**307**	**752**	**862**
Pre-tax income/(loss) reported	**(1,903)**	**222**	**(6,441)**	**(1,966)**	**(2,422)**	**(2,543)**	**(874)**	**(1,328)**	**(5,460)**	**(2,711)**	**(278)**	**(207)**	**(1,053)**	**(687)**	**(300)**
Total adjustments	2,074	105	5,307	2,581	4,545	2,027	347	416	2,478	453	7	-	697	59	(298)
Pre-tax income/(loss) adjusted	**171**	**327**	**(1,134)**	**615**	**2,123**	**(516)**	**(527)**	**(912)**	**(2,982)**	**(2,258)**	**(271)**	**(207)**	**(356)**	**(628)**	**(598)**

	IWM AM in CHF mn					**GM** in USD mn					**IBCM** in USD mn				
	4Q16	3Q16	4Q15	2016	2015	4Q16	3Q16	4Q15	2016	2015	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**381**	**292**	**365**	**1,327**	**1,328**	**1,256**	**1,396**	**1,168**	**5,575**	**7,124**	**569**	**479**	**418**	**2,001**	**1,857**
Fair value on own debt	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Real estate gains	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net revenues adjusted	**381**	**292**	**365**	**1,327**	**1,328**	**1,256**	**1,396**	**1,168**	**5,575**	**7,124**	**569**	**479**	**418**	**2,001**	**1,857**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**	**(3)**	**(6)**	**(4)**	**(4)**	**11**	**(1)**	**(9)**	**-**	**20**	**-**
Total operating expenses reported	**278**	**243**	**330**	**1,047**	**1,146**	**1,250**	**1,310**	**4,517**	**5,522**	**9,004**	**422**	**449**	**902**	**1,713**	**2,170**
Goodwill impairment	-	-	-	-	-	-	-	(2,690)	-	(2,690)	-	-	(384)	-	(384)
Restructuring expenses	(5)	(2)	(4)	(7)	(4)	(14)	(52)	(97)	(220)	(97)	6	(16)	(22)	(29)	(22)
Major litigation provisions	-	-	-	-	-	-	(7)	(51)	(7)	(240)	-	-	-	-	-
Total operating expenses adjusted	**273**	**241**	**326**	**1,040**	**1,142**	**1,236**	**1,251**	**1,679**	**5,295**	**5,977**	**428**	**433**	**496**	**1,684**	**1,764**
Pre-tax income/(loss) reported	**103**	**49**	**35**	**280**	**182**	**9**	**92**	**(3,345)**	**57**	**(1,891)**	**148**	**39**	**(484)**	**268**	**(313)**
Total adjustments	5	2	4	7	4	14	59	2,838	227	3,027	(6)	16	406	29	406
Pre-tax income/(loss) adjusted	**108**	**51**	**39**	**287**	**186**	**23**	**151**	**(507)**	**284**	**1,136**	**142**	**55**	**(78)**	**297**	**93**

CREDIT SUISSE

February 14, 2017

40

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

SUB PB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**858**	**1,160**	**963**	**3,704**	**3,696**
Fair value on own debt	-	-	-	-	-
Real estate gains	(20)	(346)	(72)	(366)	(95)
(Gains)/losses on business sales	-	-	(10)	-	(10)
Net revenues adjusted	**838**	**814**	**881**	**3,338**	**3,591**
Provision for credit losses	**10**	**13**	**14**	**39**	**49**
Total operating expenses reported	**654**	**603**	**784**	**2,471**	**2,772**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	3	(16)	(33)	(51)	(33)
Major litigation provisions	-	-	(25)	-	(25)
Total operating expenses adjusted	**657**	**587**	**726**	**2,420**	**2,714**
Pre-tax income/(loss) reported	**194**	**544**	**165**	**1,194**	**875**
Total adjustments	(23)	(330)	(24)	(315)	(47)
Pre-tax income/(loss) adjusted	**171**	**214**	**141**	**879**	**828**

IWM PB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**918**	**789**	**808**	**3,371**	**3,224**
Fair value on own debt	-	-	-	-	-
Real estate gains	(54)	-	-	(54)	-
(Gains)/losses on business sales	-	-	(11)	-	(11)
Net revenues adjusted	**864**	**789**	**797**	**3,317**	**3,213**
Provision for credit losses	**6**	**-**	**(7)**	**20**	**5**
Total operating expenses reported	**684**	**593**	**874**	**2,510**	**2,678**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(11)	(13)	(32)	(47)	(32)
Major litigation provisions	(7)	19	(228)	12	(268)
Total operating expenses adjusted	**666**	**599**	**614**	**2,475**	**2,378**
Pre-tax income/(loss) reported	**228**	**196**	**(59)**	**841**	**541**
Total adjustments	(36)	(6)	249	(19)	289
Pre-tax income/(loss) adjusted	**192**	**190**	**190**	**822**	**830**

APAC PB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**372**	**346**	**271**	**1,374**	**1,178**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**372**	**346**	**271**	**1,374**	**1,178**
Provision for credit losses	**9**	**38**	**(5)**	**32**	**18**
Total operating expenses reported	**267**	**242**	**228**	**970**	**816**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(1)	(3)	(1)	(4)	(1)
Major litigation provisions	-	-	(6)	-	(6)
Total operating expenses adjusted	**266**	**239**	**221**	**966**	**809**
Pre-tax income/(loss) reported	**96**	**66**	**48**	**372**	**344**
Total adjustments	1	3	7	4	7
Pre-tax income/(loss) adjusted	**97**	**69**	**55**	**376**	**351**

SUB C&IB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**541**	**507**	**532**	**2,055**	**2,025**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	(13)	-	(13)
Net revenues adjusted	**541**	**507**	**519**	**2,055**	**2,012**
Provision for credit losses	**24**	**17**	**29**	**40**	**89**
Total operating expenses reported	**329**	**276**	**304**	**1,184**	**1,136**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	-	(3)	(9)	(9)	(9)
Major litigation provisions	(19)	-	-	(19)	-
Total operating expenses adjusted	**310**	**273**	**295**	**1,156**	**1,127**
Pre-tax income/(loss) reported	**188**	**214**	**199**	**831**	**800**
Total adjustments	19	3	(4)	28	(4)
Pre-tax income/(loss) adjusted	**207**	**217**	**195**	**859**	**796**

APAC IB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**490**	**571**	**555**	**2,223**	**2,661**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**490**	**571**	**555**	**2,223**	**2,661**
Provision for credit losses	**2**	**(4)**	**8**	**(6)**	**17**
Total operating expenses reported	**481**	**489**	**1,212**	**1,876**	**2,611**
Goodwill impairment	-	-	(756)	-	(756)
Restructuring expenses	(18)	(20)	(2)	(49)	(2)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**463**	**469**	**454**	**1,827**	**1,853**
Pre-tax income/(loss) reported	**7**	**86**	**(665)**	**353**	**33**
Total adjustments	18	20	758	49	758
Pre-tax income/(loss) adjusted	**25**	**106**	**93**	**402**	**791**

APAC IB in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**487**	**587**	**552**	**2,259**	**2,773**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**487**	**587**	**552**	**2,259**	**2,773**
Provision for credit losses	**2**	**(5)**	**8**	**(7)**	**17**
Total operating expenses reported	**477**	**504**	**1,221**	**1,901**	**2,691**
Goodwill impairment	-	-	(765)	-	(765)
Restructuring expenses	(18)	(21)	(2)	(50)	(2)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**459**	**483**	**454**	**1,851**	**1,924**
Pre-tax income/(loss) reported	**8**	**88**	**(677)**	**365**	**65**
Total adjustments	18	21	767	50	767
Pre-tax income/(loss) adjusted	**26**	**109**	**90**	**415**	**832**

CREDIT SUISSE
February 14, 2017
41

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted						Swisscard impact[1]						SUB adjusted ex Swisscard					
	2014	1Q15	2Q15	3Q15	4Q15	2015	2014	1Q15	2Q15	3Q15	4Q15	2015	2014	1Q15	2Q15	3Q15	4Q15	2015
Net interest income	2,377	611	685	708	753	2,757	36	9	9	-	-	18	2,341	602	676	708	753	2,739
Recurring commissions & fees	1,671	412	412	372	373	1,569	233	56	59	-	-	115	1,438	356	353	372	373	1,454
Transaction-based revenues	1,462	382	349	295	287	1,313	49	8	7	-	-	15	1,413	374	342	295	287	1,298
Other revenues	(36)	(5)	(7)	(11)	(13)	(36)	-	-	-	-	-	-	(36)	(5)	(7)	(11)	(13)	(36)
Net revenues	**5,474**	**1,400**	**1,439**	**1,364**	**1,400**	**5,603**	**318**	**73**	**75**	**-**	**-**	**148**	**5,156**	**1,327**	**1,364**	**1,364**	**1,400**	**5,455**
Provision for credit losses	**94**	**23**	**33**	**39**	**43**	**138**	**5**	**-**	**-**	**-**	**-**	**-**	**89**	**23**	**33**	**39**	**43**	**138**
Total operating expenses	**3,794**	**934**	**961**	**925**	**1,021**	**3,841**	**239**	**61**	**62**	**-**	**-**	**123**	**3,555**	**873**	**899**	**925**	**1,021**	**3,718**
Pre-tax income	**1,586**	**443**	**445**	**400**	**336**	**1,624**	**74**	**12**	**13**	**-**	**-**	**25**	**1,512**	**431**	**432**	**400**	**336**	**1,599**
Return on regulatory capital†	**13%**	**14%**	**14%**	**13%**	**11%**	**13%**	**-**	**-**	**-**	**-**	**-**	**-**	**13%**	**14%**	**14%**	**13%**	**11%**	**13%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results for other adjustments not relating to Swisscard is included in the Notes of this presentation † See Appendix
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2013. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE
February 14, 2017 42

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	2016 in CHF mn	CHF	USD	EUR	GBP	Other
		Contribution				
Net revenues	21,594	28%	43%	12%	2%	15%
Total expenses[2]	18,100	33%	34%	5%	12%	16%
Swiss Universal Bank						
Net revenues	5,758	79%	12%	7%	1%	1%
Total expenses[2]	3,734	89%	5%	3%	2%	2%
International Wealth Management						
Net revenues	4,697	25%	41%	20%	3%	11%
Total expenses[2]	3,576	46%	25%	12%	9%	9%
Asia Pacific						
Net revenues	3,597	2%	45%	2%	1%	50%
Total expenses[2]	2,872	7%	21%	1%	4%	68%
Global Markets						
Net revenues	5,497	-%	61%	20%	4%	14%
Total expenses[2]	5,449	2%	60%	4%	26%	9%
Investment Bank & Capital Markets						
Net revenues	1,972	-%	91%	4%	3%	3%
Total expenses[2]	1,710	2%	72%	5%	16%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 2016, the sensitivities are:

- USD/CHF impact on 2016 pre-tax income by CHF + 303 / (303) mn
- EUR/CHF impact on 2016 pre-tax income by CHF + 172 / (172) mn

Currency mix capital metric[4] "look-through"



13%
7%
6%
12%
8%
6%
46%
44%
48%
USD
40%
43%
27%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+0.7 bps / (3.5) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.09 for the 2016 results
4 Data based on December 2016 month-end currency mix and on a "look-through" basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE
February 14, 2017
43

Notes

General notes

- Throughout the presentation rounding differences may occur
- All **risk-weighted assets (RWA)** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points (bps)
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business

Specific notes

* "Adjusted operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.

† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.

Abbreviations

Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; bps = basis points; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; DCM = Debt Capital Markets; DOJ = Department of Justice; EAM = External Asset Manager; ECM = Equity Capital Markets; GM = Global Markets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IWM = International Wealth Management; n/m = not meaningful; NNA = Net new assets; PB = Private Banking; pp. = percentage points; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Securities; SMG = Systematic Market-Making Group; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; UHNWI = Ultra High Net Worth Individuals; WM = Wealth Management; YoY = Year-on-year

CREDIT SUISSE February 14, 2017 44

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: February 14, 2017
By:
/s/ Tidjane Thiam
Tidjane Thiam
Chief Executive Officer
By:
/s/ David R. Mathers
David R. Mathers
Chief Financial Officer